[LETTERHEAD OF HUMANIGEN, INC.]

January 22, 2018

VIA EDGAR

Ms. Ada D. Sarmento
Ms. Erin Jaskot
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Humanigen, Inc.
Preliminary Information Statement on Schedule 14C
Filed December 27, 2017
File No. 001-35798

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Commission’s letter dated January 18, 2018 (the “Letter”) with respect to the Preliminary Information Statement on Schedule 14C (the “Preliminary Information Statement”) of Humanigen, Inc. (the “Company”), which was filed with the Commission on December 27, 2017. Concurrently with the submission of this letter, the Company is filing through EDGAR a revised Preliminary Information Statement on Schedule 14C (as revised, the “Revised Preliminary Information Statement”).

For convenience of reference, the Staff’s comment is reprinted below in italics, numbered as it was in the Letter, and is followed by the Company’s corresponding response.

Preliminary Information Statement on Schedule 14C

Action No. 1 Approval of Charter Amendment, page 1

1.
Please disclose whether you have any plans, arrangements, understandings, etc. to issue any of the shares of common stock or preferred stock that would be newly available for issuance as a result of the charter amendment.

RESPONSE:  In response to the Staff’s comment, the Company has added the following disclosure on page 1 under the caption “Increased Number of Authorized Shares of Common Stock” in the Revised Preliminary Information Statement:

“With the exception of the newly authorized shares of Common Stock that will be issued in the Transactions, the Company has no specific current plan to issue the newly authorized shares of Preferred Stock or the newly authorized shares of Common Stock remaining after the closing of the Transactions. Please see “Background of the Transactions” and “Transactions” herein for more information regarding the material terms of the Transactions. Although no specific plans are currently in place, the Company plans to raise additional equity to support its business efforts developing its monoclonal antibody assets. In addition, it is contemplated, although no definitive approvals from the Company’s board of directors have been sought or obtained, that a portion of the newly authorized shares of Common Stock will be reserved for issuance pursuant to the Company’s employee benefit and executive and director compensation programs.”

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Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (908) 672-9908 or by e-mail at cdurrant@humanigen.com, or Kevin Vold of Polsinelli PC by phone at (202) 626-8357 or by email at kvold@polsinelli.com.

Sincerely,

/s/ Cameron Durrant
Dr. Cameron Durrant
Chairman of the Board and Chief Executive Officer
Humanigen, Inc.

cc:	Kevin L. Vold
Polsinelli PC